Exhibit 99.3

FORM OF LETTER TO BROKERS, DEALERS, BANKS AND OTHER NOMINEES

IKANOS COMMUNICATIONS, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Stockholders of Ikanos Communications, Inc.

            , 2014

To Brokers, Dealers, Banks, and Other Nominees:

This letter is being distributed to brokers, dealers, banks, and other nominees in connection with the rights offering (the “Rights Offering”) by Ikanos Communications, Inc. (“Ikanos”) of shares of Common Stock (as such term is defined below), pursuant to non-transferable subscription rights (the “Subscription Rights”) distributed to all holders of record (the “Recordholders”) of shares of Ikanos common stock, par value $0.001 per share (the “Common Stock”), at 5:00 p.m., Eastern Time, on September 26, 2014 (the “Record Date”). The Subscription Rights and Common Stock are described in the prospectus dated             , 2014 (the “Prospectus”).

In the Rights Offering, Ikanos is offering up to an aggregate of 144,925,083 shares of Common Stock, as described in the Prospectus, at the subscription price of $0.41 per share (the “Subscription Price”).

The Subscription Rights will expire, if not exercised prior to 5:00 p.m., Eastern Time, on             , 2014, unless extended (the “Expiration Time”). The Subscription Rights will cease to have any value at the Expiration Time.

As described in the accompanying Prospectus, each beneficial owner of shares of Common Stock is entitled to one Subscription Right for each share of Common Stock owned by such beneficial owner at 5:00 p.m., Eastern Time, on the Record Date, evidenced by a non-transferable subscription rights certificate (the “Subscription Rights Certificate”) registered in the Recordholder’s name or its nominee. Each Subscription Right entitles the holder to purchase 1.459707 shares of Common Stock at the Subscription Price (the “Basic Subscription Right”). For example, if a Recordholder owned 100 shares of Common Stock as of 5:00 p.m., Eastern Time on the Record Date, it would receive 100 Subscription Rights and would have the right to purchase 145 shares of Common Stock for the Subscription Price (or a total payment of $59.45). Each Subscription Right also entitles the holder, subject to the allocation described below and the limitations described in the Prospectus, to purchase additional shares of Common Stock that have not been purchased by other stockholders pursuant to their Basic Subscription Rights, at the Subscription Price, if such holders has fully exercised his, her or its Basic Subscription Rights (the “Over-Subscription Privilege”).

If an insufficient number of shares are available to fully satisfy all Over-Subscription Privilege requests, then Ikanos will allocate the available shares pro rata among the stockholders exercising the Over-Subscription Privilege in proportion to the number of shares of Common Stock each of those stockholders owned on the Record Date, relative to the number of shares owned on such date by all stockholders exercising the Over-Subscription Privilege. If this pro rata allocation results in any stockholder receiving a greater number of shares than the stockholder subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such stockholder will be allocated only that number of shares for which the stockholder oversubscribed, and the remaining shares will be allocated among all other stockholders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all shares have been allocated.

The Company will not issue fractional shares. Fractional shares resulting from the exercise of the Basic Subscription Rights and the Over-Subscription Privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, within 10 business days following the closing of the Rights Offering.

Ikanos is asking persons who hold shares of Common Stock beneficially and who have received the Subscription Rights distributable with respect to those shares through a broker, dealer, bank, or other nominee, as well as persons who hold certificates of Common Stock directly and prefer to have such institutions effect transactions relating to the Subscription Rights on their behalf, to contact the appropriate institution or nominee and request it to effect the transactions for them. In addition, Ikanos asking beneficial owners who wish to obtain a separate Rights Certificate to contact the appropriate nominee as soon as possible and request that a separate Rights Certificate be issued.

If you exercise Subscription Rights on behalf of beneficial owners, you will be required to certify to Ikanos and American Stock Transfer & Trust Company, LLC (the “Subscription Agent”), in connection with such exercise, as to the aggregate number of Subscription Rights that have been exercised pursuant to the Basic Subscription Rights, whether the Basic Subscription Rights of each beneficial owner of Subscription Rights on whose behalf you are acting has been exercised in full, and the number of shares of Common Stock being subscribed for pursuant to the Over-Subscription Privilege by each beneficial owner of Subscription Rights on whose behalf you are acting.

We are asking you to contact your clients for whom you hold shares of Common Stock registered in your name or in the name of your nominee to obtain instructions with respect to the Subscription Rights.

Enclosed are copies of the following documents:

(1)	Letter to Stockholders of Ikanos Communications, Inc.;

(2)	Prospectus;

(3)	Rights Certificate;

(4)	Instructions as to Use of the Ikanos Communications, Inc. Rights Certificates;

(5)	Form of Beneficial Owners Election Form;

(6)	Form of Nominee Holder Certification; and

(7)	Notice of Guaranteed Delivery.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes), other than fees and expenses of the Subscription Agent, incurred in connection with the exercise of the Subscription Rights will be for the account of the holder of the Subscription Rights, and none of such commissions, fees or expenses will be paid by Ikanos, the Subscription Agent or the Subscription Agent.

Your prompt action is requested. To exercise the Subscription Rights, you should deliver the properly completed and signed Rights Certificate (or Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures), with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Right and Over-Subscription Privilege, if applicable, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Recordholder cannot revoke the exercise of its Subscription Rights. Subscription Rights not exercised prior to the Expiration Time will expire.

Additional copies of the enclosed materials may be obtained from D.F. King & Co., Inc., the information agent. The information agent’s telephone number is (212) 493-3910. Any questions or requests for assistance concerning the Rights Offering should be directed to the information agent.

Very truly yours,

Ikanos Communications, Inc.

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